EXHIBIT 99.2

RADVISION to Demonstrate Innovation and Thought Leadership at Enterprise Connect Orlando

RADVISION touts North American debut of its SCOPIA XT5000, the industry’s most powerful video system in its class, mobile video on iOS and Android, and more

RADVISION experts to participate in educational sessions on unified communications, industry standards, and mobility

Press Release: RADVISION – Thu, Mar 22, 2012 8:00 AM EDT

Who	RADVISION, a leading technology and end-to-end solution provider for unified visual communications will share its industry expertise at this year’s Enterprise Connect Orlando.

What
RADVISION is demonstrating its newest video collaboration solutions at Enterprise Connect Orlando including:

• The North American debut of the RADVISION SCOPIA XT5000. The industry’s most powerful HD video conferencing system in its class. The SCOPIA XT5000 is the first and only system available to incorporate dual 1080p/60fps live video and content, HD audio, H.264 High Profile and Scalable Video Coding (SVC), along with iPad Multi-Touch control - making it a highly advanced video conferencing system.

• RADVISION SCOPIA Mobile. BYOD (bring your own device) is becoming more and more prevalent in the business world, and SCOPIA Mobile the ultimate enterprise-grade mobile video application. SCOPIA Mobile is the industry’s first standards-based mobile video application to enable HD video conferencing, data collaboration with review capabilities, and conference control, moderation, and administration all through one intuitive user interface. RADVISION will be showing SCOPIA Mobile for both Android and Apple iOS devices.

• RADVISION SCOPIA Desktop. SCOPIA Desktop makes it easy to fully participate in meetings no matter where users are; at their desk, at a customer location, or in a hotel in another part of the world. It’s a simple Web browser plug-in for PCs or Macs that is centrally managed and deployed without complex licensing fees or installation issues. It incorporates the latest in technology including HD video, audio and content-sharing and leverages H.264 SVC.

• The RADVISION SCOPIA XT Telepresence Platform. The SCOPIA XT Telepresence Platform delivers an immersive telepresence experience customizable to the unique requirements of individual rooms and customer needs. It provides a cost-effective and highly flexible approach to deploying immersive telepresence, enabling RADVISION partners to meet the unique needs of each customer.

• The RADVISION SCOPIA Video Gateway for Microsoft Lync. The SCOPIA Video Gateway allows Microsoft Lync 2010 users to connect to standards-based HD video conferencing systems, telepresence rooms and/or video infrastructure. At the show, RADVISION will be demonstrating continuous presence, multi-party calls between Microsoft Lync, RADVISION and other standards-based video systems and immersive telepresence suites, and mobile applications including RADVISION SCOPIA Mobile – all within the familiar Microsoft Lync user interface.

“We believe that Enterprise Connect is an important event for anyone deploying unified communications solutions, and it’s an excellent opportunity to show off our newest desktop, mobile and conference room collaboration systems,” said Bob Romano, RADVISION vice president of global marketing. “RADVISION is continuously innovating. We’re raising the bar for what the industry can expect in terms of performance, features and pricing for enterprise-grade video conferencing, and the SCOPIA XT5000 does exactly that. We look forward to seeing our partners and our customers in Orlando.”

RADVISION experts will also participate in a number of conference sessions. Full details are below.

When
Exhibition, RADVISION booth no. 1037

• Monday, March 26, 4 – 7 p.m.

• Tuesday, March 27, Noon – 6 p.m.

• Wednesday, March 28, Noon – 5 p.m.

       Educational sessions

• Video Conferencing Interoperability: What Is It and How Do We Get I? Anatoli Levine, RADVISION director of product management and president of the IMTC, will discuss the changing landscape of video and the challenges of full video interoperability in a multi-vendor, multi-platform environment. Tuesday, March 27, 8 a.m. in Osceola B.

• Extending Lync’s Reach to Traditional Video Conference Systems, Telepresence Rooms and Mobile Video Applications. Bob Romano, RADVISION vice president of global marketing, will discuss how companies can easily and seamlessly connect standards-based HD video conferencing systems, telepresence rooms or video infrastructure into their Microsoft Lync UC solution. Tuesday, March 27, 4:30 p.m. in the Microsoft booth 816.

• Personal Video in an Age of Mobile. Vincent Chavy, RADVISION director of product management will discuss whether mobile video on tablets and smartphones will help drive the ubiquity of video conferencing. Thursday, March 29, 8 a.m. in Sun D.

Where	Enterprise Connect Orlando Gaylord Palms Resort & Convention Center Kissimmee, Fla. RADVISION booth no. 1037

About RADVISION

Founded in 1992, RADVISION (Nasdaq: RVSN - News) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, Google+, LinkedIn, Twitter, and YouTube.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2012 RADVISION, Ltd.

Contact:
RADVISION
Corporate:
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robin Raulf-Sager, +1-201-689-6303
Director, Communications
robinr@radvision.com
or
Comm-Partners LLC
Investor Relations:
June Filingeri, +1-203-972-0186
junefil@optonline.net